ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-182116

Registration No. 333-182116-01

March 11, 2013

DCP MIDSTREAM OPERATING, LP

Fully and Unconditionally Guaranteed by

DCP Midstream Partners, LP

Pricing Term Sheet

$500,000,000 3.875% Senior Notes due 2023

Issuer:	DCP Midstream Operating, LP

Guarantor:	DCP Midstream Partners, LP

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	March 11, 2013

Settlement Date: (T+3)	March 14, 2013

Maturity Date:	March 15, 2023

Principal Amount:	$500,000,000

Benchmark:	2.00% due February 15, 2023

Benchmark Price / Yield:	99-17 / 2.052%

Spread to Benchmark:	+198 bps

Yield to Maturity:	4.032%

Coupon:	3.875%

Public Offering Price:	98.718%

Net Proceeds Before Expenses:	$490,340,000

Use of Proceeds:	We intend to use the net proceeds of this offering (i) to fund $488,300,000 of the cash portion of the purchase price of the Eagle Ford Transaction and related expenses and (ii) for general partnership purposes. If the Eagle Ford Transaction is not consummated, we intend to use the net proceeds of this offering to repay indebtedness outstanding under our revolving credit facility, for organic growth projects, and for general partnership purposes.

Optional Redemption:	At any time prior to December 15, 2022, we will have the right to redeem the notes, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the principal amounts of the notes to be redeemed and the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the redemption date) discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but not including, such redemption date. From and after December 15, 2022, we will have the right to redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Interest Payment Dates:	March 15 and September 15, beginning September 15, 2013

CUSIP / ISIN:	23311V AD9 / US23311VAD91

Joint Bookrunning Managers:	RBC Capital Markets, LLC RBS Securities Inc. SunTrust Robinson Humphrey, Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	DNB Markets, Inc. Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829, RBS Securities Inc. at 1-866-884-2071, SunTrust Robinson Humphrey, Inc. at 1-800-685-4786, Credit Suisse Securities (USA) LLC at 1-800-221-1037, Deutsche Bank Securities Inc. at 1-800-503-4611, or U.S. Bancorp Investments, Inc. at 1-877-558-2607.